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                              November 16, 2023

       Vivien Weiwei Wang
       Chief Financial Officer
       iHuman Inc.
       Floor 8, Building B
       No. 1 Wangjing East Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: iHuman Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 24, 2023
                                                            File No. 001-39591

       Dear Vivien Weiwei Wang:

              We have reviewed your October 24, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

       Response Letter dated October 24, 2023

       "Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ", page 23

   1. We note your proposed revised disclosure in response to comment 1, including that you have been "advised" by
PRC counsel that you are not required to apply with the
                                                        Cybersecurity Review
Office for a cybersecurity review and that you are in compliance with the permissions
and approvals requirements under the existing PRC regulations and policies on
cybersecurity, data security and personal data protection issued by the
                                                        CAC. Please tell us if
you are relying on the opinion of counsel in this context and if so, please revise to state
as much. If you are not relying on the opinion of counsel, please revise to state as
much, and explain why not.
 Vivien Weiwei Wang
FirstName LastNameVivien Weiwei Wang
iHuman Inc.
Comapany 16,
November  NameiHuman
              2023      Inc.
November
Page 2    16, 2023 Page 2
FirstName LastName
General

2.       We note your response to comment 2, as well as your proposed revised disclosure
         that "[i]f we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have a certain degree of discretion within their scope of authority to take action in dealing with such violations or failures." Please revise to revert to your original disclosure that "China regulatory authorities would have broad discretion to take action in dealing with such violations or failures." Please tell us what your disclosure will look like.
3.       We note your proposed revised disclosure that the "mainland China government
         has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations." In future filings, please revise to disclose that the mainland China government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please tell us what your disclosure will look like.
4.       We note your proposed revised disclosure that    [t]he interpretation
and application of
         current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders are subject to changes. Please revise to
         revert to your original disclosure that    [t]here are substantial
uncertainties regarding the
         interpretation and application . . . .    (Emphasis added). Please
tell us what your
         disclosure will look like.
5. We note your proposed revised disclosure that "the mainland China government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers depending on the facts and circumstances," and that, "[i]n the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless." In future filings, please revise to clarify that, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In revising your disclosure, please also refrain from indicating that such changes may be "depending on the facts and circumstances." Please tell us what your disclosure will look like. In this regard, while we note your response that you are "not owned or controlled by a governmental entity of mainland China," we remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
 Vivien Weiwei Wang
iHuman Inc.
November 16, 2023
Page 3
       with   ) means    the possession, direct or indirect, of the power to
direct or cause the
       direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
       Please contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,
FirstName LastNameVivien Weiwei Wang
                                                          Division of
Corporation Finance
Comapany NameiHuman Inc.
                                                          Office of Trade &
Services
November 16, 2023 Page 3
cc:       Peng Dai, Chief Executive Officer
FirstName LastName